July 16, 2020

Via EDGAR

Ruairi Regan

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	Pacific Oak Strategic Opportunity REIT, Inc. (the “Company”)
Pre-Effective Amendment No. 1 to Registration Statement on Form S-4
Filed July 15, 2020
File No. 333-239187

Dear Mr. Regan:

Please accept this letter as an amendment to the Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-239187) filed with the U.S. Securities and Exchange Commission on July 15, 2020 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

The Company requests that the Staff contact Christopher R. Stambaugh, Esq. at (919) 786-2040 or christopher.stambaugh@us.dlapiper.com with any questions or comments.

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

/s/ Michael A. Bender
Michael A. Bender
Chief Financial Officer